UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated September 1, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☐                      Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].
Yes ☐                     No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated August 15, 2006.

•	Press Release dated August 30, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: September 1, 2006	By:	/s/ "Alison T. Love"
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge Acquires 5.4 Million Class C Units of Enbridge Energy Partners
CALGARY, Alberta — August 15, 2006 — Enbridge Inc. (TSX/NYSE:ENB) (“Enbridge”) today announced that it has acquired 5.4 million of Class C units of Enbridge Energy Partners, L.P. (NYSE:EEP) (“Enbridge Partners”), representing an investment of approximately US$250 million, through its indirect wholly owned subsidiary Enbridge Energy Company, Inc., the general partner of Enbridge Partners (“General Partner”). An additional 5.4 million Class C units were issued and sold by Enbridge Partners to CDP Infrastructures Fund G.P., a subsidiary of Caisse de dépôt et placement du Québec. In addition, the General Partner will contribute approximately $10 million to Enbridge Partners to maintain its 2.0 percent general partner interest.
Enbridge’s effective interest in Enbridge Partners will increase from approximately 11 percent to over 16 percent after completion of the transaction. Commenting on the transaction, Enbridge Executive Vice President, Chief Financial Officer & Corporate Development, Stephen J. Wuori said, ” We believe that this is an ideal time to increase our interest in the Partnership given the Partnership’s very attractive slate of low risk infrastructure projects and future prospects for growth.”
Until August 15, 2009, the holders of Class C Units will receive quarterly distributions of additional Class C Units with a value equal to the quarterly cash distributions declared by Enbridge Partners for its Class A Common Units. The value of the additional Class C Units will be based on the market value of the Class A Common Units.
After August 15, 2009, the holders of Class C Units will receive quarterly cash distributions equal to those paid to the holders of Class A Common Units. After August 15, 2009, the Class C Units will convert into Class A Common Units on a one-for-one basis upon the receipt of approval of the holders of outstanding units in accordance with the then-existing requirements of the principal national securities exchange on which the Class A Common Units are listed.
ABOUT ENBRIDGE INC.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.

Enbridge Contacts:
Media	Investment Community

Gina Gottenberg (403) 508-3179	Bob Rahn (403) 231-7398
Email: gina.gottenberg@enbridge.com	Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge to present at the Lehman Brothers 2006 CEO Energy Conference
CALGARY, Alberta, August 30, 2006 — Steve Wuori, Enbridge Inc. Executive Vice President, Chief Financial Officer & Corporate Development will be presenting at the Lehman Brothers 2006 CEO Energy Conference in New York on Thursday, September 7, 2006 at 11:45 a.m. Eastern Daylight Time.
To view the live webcast of the presentation, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com